

Mail Stop 6010

October 15, 2008

Mr. William D. Gehl
Chairman and Chief Executive Officer
Gehl Company
143 Water Street
West Bend, Wisconsin 53095

> RE: **Gehl Company**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed March 7, 2008**
> **File No. 001-33504**

Dear Mr. Gehl:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Liquidity and Capital Resources, page 21

Off-Balance Sheet Arrangements – Sales of Finance Contracts Receivable, page 23

1.   With a view toward clearer disclosure in future filings, please tell us what is meant by the statement "as of December 31, 2007, due to weakening credit markets, the company is operating under a reservation of rights agreement as it renegotiates facility triggers within the agreement." Please explain the nature of the triggers and how the weakening credit markets will impact the company and their obligations under the agreement. In addition, we note that this agreement has a maturity date of March 2009. Please explain why you are renegotiating the agreement and discuss the impact any renegotiation could have on your liquidity and resources in the future.

Financial Statements, page 29

Note 1. Significant Accounting Policies, page 36

Revenue Recognition, page 36

2.   Please expand future filings to describe your revenue recognition policy in greater detail. To the extent that the policy differs among customer categories make your disclosure product line specific. Details should be provided to the extent that policy differs among the various marketing venues used by the company, i.e. distributors and resellers. Also, if the policies vary in different parts of the world those differences should be discussed. Provide details of return policies, post shipment obligations, customer acceptance, warranties, credits, rebates, and price protection or similar privileges and how these impact revenue recognition. Please provide us with a draft of your proposed future disclosure as part of your response.

3.   In this regard, it appears that you also provide a variety of services, including training, market evaluation, business planning equipment demonstrations and sales. Please tell us and revise future filings to disclose how you recognize revenue related to services. Your current disclosure appears to be limited to revenue recognition related to products. Please also tell us how EITF 00-21 impacts your revenue recognition for each type of revenue source.

Notes to Consolidated Financial Statements, page 36

Note 5. Finance Contracts Receivable, page 44

4.   We note that during the fourth quarter of 2007, you identified an error "in
        accounting for an interest rate swap arrangement contained within the valuation of
        retained interest that resulted in a charge to the fourth quarter totaling $1.4 million
        that related to the year ended December 31, 2006." Please respond to the
        following:

        •   Tell us more about the error including how the interest rate swap was
            previously accounted for and how you determined the amount of the error. In
            addition, tell us how management concluded this error was not material to
            each related period (i.e. 2006 and 2007) and provide us with your SAB 99
            analysis.

        •   Tell us how you have considered SFAS 154 in your analysis of the required
            accounting, presentation and disclosure impact of the referenced error.

        •   In addition, tell us about your consideration of the guidance in SAB 108 in
            your analysis of the error.

        We may have further comments after reviewing your response.

Item 9A. Controls and procedures, page 63

5.   Please expand the first paragraph of the disclosure to incorporate language
        encompassing the entire two-sentence definition of disclosure controls and
        procedures as set forth in Exchange Act Rule 13a-15(e). That is, you should also
        clarify, if true, that your disclosure controls and procedures are designed to ensure
        that information required to be disclosed in reports filed or submitted under the
        Exchange Act is accumulated and communicated to management to allow timely
        decisions regarding required disclosure. Apply in future filings.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter with your
response that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please submit your

cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or Julie Sherman, Reviewing Accountant, at (202) 551-3640 if you have questions regarding comments on the financial statements and related matters. If you have questions regarding other matters do not hesitate to contact me at (202) 551-3554.

Sincerely,

Angela J. Crane
Accounting Branch Chief